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Insta Slim, Inc. is pending **StartEngine Approval.**



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Insta Slim, Inc.

Slimming shapewear made just for men

Small OPO   Irvine, CA   Retail
Accepting International Investment

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Overview   Team   Terms   Updates   Comments   Share



BEFORE
AFTER

Be a Part of the Brand That Reshaped the Power of the Men's Undershirt

Invest in Insta Slim

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Body shaping solutions for women is a billion dollar industry.
Since 2010, Insta Slim has successfully introduced and tapped into this concept *just for men* and built a lifestyle body shaping solution brand. Insta Slim has become the premier brand and household name in the category. It has helped millions of men globally find their must-have perfect fit, support, and performance, to look and feel their best, and





increase their confidence in themselves.

With our 38 years of very successful experience in the garment business, we designed and manufactured Insta Slim—the revolutionary, original, proven, compression-slimming shirts and apparel just for men.

A key element to Insta Slim's success is our exclusive fabric that targets key areas of the body to provide ultimate compression. Men can now look firm, slim, trim, toned, taller, and in shape, looking and feeling years younger, all day every day.

Insta Slim's slim zones help flatten the stomach, firm and tone the chest, eliminate love handles, improve posture, provide back support, and make you **look up to five inches slimmer INSTANTLY**. In addition, our fabric is anti-odor, anti-bacterial, SPF-Rated and moisture control.

Insta Slim is a family-owned business, and we are proud to say that all of our products are Made in the USA, ensuring the best quality and to keep manufacturing jobs in our local community of Southern California.

Our team has a long history and is experienced in design, manufacturing, merchandising, in compression products, as well as other product categories. We have shown great success in marketing through catalog, retail, direct response, As Seen On TV marketing, and social media.

Investment

$1.75/share | When you invest you are betting the company's future value will exceed $2.625M.
Minimum: $525. If you invest $525, you will receive 300 shares.
Maximum: $52,500. If you invest $52,500, you will receive 30,000 shares.

Perks

For 18 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products th[illegible] purchase by email or telephone directly from us, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.



"I always had a roll at my waist and was uncomfortable tucking my shirts in. Now I can tuck my shirts in and have a nice straight line from my waist up! Fantastic item. Highly recommended!"

What We Have Accomplished So Far

Insta Slim revenues for the past seven years of being in business, have surpassed $14.5 million.

Insta Slim has sold over **one million** of our hallmark white tank t-shirts. And is one of the most successful ASOTV product. Our products are sold on TV, online, as well as through major American retailers like Walmart. Plus, **our tank shirt 3 & 6 packs have been the Top-Four product sold on Sky Mall consistently for three years.**

With our proven success, and new capital from our crowdfunding efforts, we are prepared to introduce our newest concepts and its benefits to all categories, I.S.PRO USA Activewear, ISPro Tactical, for health and body improvement.

We hope you will take the time to learn more about Insta Slim, and be part of the Insta Slim family in our growth and success to continue to bring positive change to millions of men.

Everyone wants to look their best.

Currently Sold In

Fabric Development – Single Layer Super Compression


Has an evaporating effect and antibacterial properties
Ultraviolet SPF-50 Protective Textile
Interlocked circular knit foundation allows for a 360 degree range of motion unparalleled durability and maximum flexibility
ANTI-ODOR
ANTI-BACTERIAL
SPF-50
MOISTURE CONTROL


4 - WAY
STRETCH
Ultra Soft Nylon Spandex
Breathable Comfort & Mobility

• We spent over one year developing **our exclusive fabric,** made of special blend of Nylon/Spandex Fibers.

• Compression performance technologies, **4-Way stretch.** Fabric, and products can improve blood flow and helps enhance mobility for muscles during repetitive motions.

• Due to the form fitting nature of these garments and the fabric that they are made of, they allow full range of motion.

• Our shirt **targets key areas of your body** to enhance and help improve back support and give greater postural awareness for improved dynamic posture, reduced injury and improved movement patterns.

• Anti-Order, Anti-Bacterial, SPF-50 Rated, Moisture-Control

• Lightweight, breathable, cool in summer, warm in winter

• Easy care, machine washable

• Laboratory government tested and approved

Look Up to 5 Inches Slimmer. Feel Firmer, Younger, & More Toned INSTANTLY!

Our Insta Slim Products

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The Shirts

Insta Slim Tee Shirts are compression garments that are worn in place of traditional tank tops or t-shirts underneath any type of clothing.



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Muscle Tank

Millions Sold Worldwide



Crew Neck T-Shirt



V-Neck T-Shirt



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Five Star Reviews from Our Customers

"I've ordered a couple of your Muscle tanks over the past few months. They truly have become an everyday part of my wardrobe, and have done exactly what I'd hoped, which was to raise my confidence level while wearing tighter fitting clothes. Thanks for the great product."

-Chris Allen ★★★★★

"I love this shirt. My only complaint is, I didn't order more of them. No doubt, I will be a reordering customer."

-Shelby Smith ★★★★★

"The Insta Slim compression Tank does exactly what it advertises! It compresses but does not feel restrictive. I love how it fits, feels, and makes me look when I have it on. I'm thinking of getting some of the other colors soon."

-Michael Kline ★★★★★

"I already wear these shirts and I am pleased how they help to control my 'over 50' stomach and help to support my weak lower back at the same time. I never leave the house without one of the styles one under my shirt."

-Ron Derr ★★★★★

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"The best support shirt on the market bar none. Not only do I feel better, I look better."

-Rick ★★★★★

"These undershirts are everything they claim to be—great for day long wear (I wear them under a regular cotton undershirt), great for exercise, and provide good back support if you work at a desk computer all day as I do. They really do make your mid-section look instantly more trim, and believe it or not the compression fit helps curb appetite!"

-David Taylor ★★★★★

Invest in Real Style With Real Function

In The Insta Slim Compression Shirts That...

- Eliminate love handles!
- Flatten the stomach.
- Give you better posture.
- Get rid of lumps, bumps, and bulges!
- Are available in multiple styles, colors, and sizes.
- Make the chest look more firm and toned.
- Keep you cool and comfortable, no one else will know that a person is wearing it.
- Provide back support.
- Fit under any garment, for any occasion. All day, every day!
- Comes in variety of styles, choices of six colors, the widest range of sizes, and in Big and Tall.

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PROVIDES BACK SUPPORT
IMPROVES YOUR POSTURE
FLATTEN YOUR STOMACH
FIRM & TONE YOUR CHEST
SLIM ZONES
LOOK UP TO 5" SLIMMER
ELIMINATES LOVE HANDLES
Anti-Bacterial
SPF-50
Anti-Odor
Moisture Control

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What Makes Our Products Different

Why Insta Slim?

Insta Slim is the ultimate compression shirts just for men.

Why are Insta Slim shirts and accessories superior in fabric, quality, styling, support, and price compared to other similar products in the market?

Insta Slim manufactures all of its products. Therefore, no triple mark up like its completion and is able to offer the market reasonable and affordable prices.

• Insta Slim is **99% in stock**. No loss of orders or late deliveries due to out of stock.

• An unheard of **less than 2% customer returns** due to poor quality or sizing issues, or misrepresentation of products.

• Insta Slim brings new and innovative products to the market.

• Proven track record of backend/subsequent sales as well as continuity history.

Introducing Our Newest Line

I.S. PRO USA


I.S. PRO USA

Activewear Built for Performance

I.S.PROUSA Activewear raises performance levels and looks good while doing it. I.S.PROUSA shirts **provide muscular support, improved blood flow, and offers more strength with less energy effort**. This giv endurance, lower fatigue levels, and reduces recovery time. A great of colors which gives you options and works with any ensemble.





THE BEST PRODUCT FOR OUR MEN & WOMEN IN UNIFORM SERVING OUR GREAT COUNTRY!

Tactical Styles & Accessories worn by Military, FBI, TSA, Police Force, Secret Service, Federal Agents, Law Enforcement, Special Forces, Diplomats, Executives, Business Owners, Judges, Doctors and Lawyers.

Our newest addition to the family. Our ISPro Tactical compression Tactical gear is perfect for concealment and comfort.

Firm, Slim, Tone, & Shape INSTANTLY!



Market and Industry

The Women's Compression and Shapewear industry has been in existence for the past few centuries and currently is a multi billion dollar market.

The Men's Compression and Shapewear is a recent phenomena coming into being in the last 10 years. Insta Slim is one of the pioneers to introduce men's compression shapewear in the United States. The idea of looking your best is no longer only the women's domain. In the recent years men are also utilizing fashion, gym, dietary pills, rejuvenating creams, and even surgery to enhance their appearances, to look slimmer, younger, fit, and toned.

The Insta Slim's vision has been to fulfill men's need and desire to looking their best. By offering a line of men's undershirt that make men look slimmer, younger, and more fit instantly with no surgery, no diet pills or going to gym. And accomplish all of this at affordable prices.

We have also recognized the insurgence of millennials and their lifestyles. With that in mind, in the past six months, we have been studying the direction of men's compression shapewear. Continuing with Insta Slim's vision, we have designed and styled the new I.S.PRO apparel line, with younger and sportier styling to meet the evolving lifestyle.

We have achieved this while maintaining the main functions of our compression shirts that make men look slimmer, more fit, and toned, and givi back support and younger posture.

Management's Discussion and Analysis of Financial Condition and Results of Operation

Since inception, we have been engaged primarily in developing, launching, and introducing the Insta Slim concept of shapewear just for men on a national scale.

We have achieved this through 30 minute infomercials, 120-60 second national TV ads. We have been running TV ads on national TV stations, every week since 2010. Among our many successful wholesale accounts, we have been in Walmart stores, in the AS SEEN ON TV department, since March 2013.

Insta Slim revenue's for the past 7 years of operation, has surpassed $14.5 million.

We are now poised to take advantage of our brand recognition, and our reputation for our quality, affordability, and our unparalleled customer service. We are excited to grow our company by updating and expanding our current styles, as well as to launch our new, younger, and more sportier line "I.S.PROUSA". This is to offer not only the functionality of our current styles, but also to make them more fashionable, to enable our customers to wear them as part of their fashion wardrobe not just undershirts. With the introduction of I.S.PROusa, we will capture the millennial market, as well as offering our existing loyal customers additional styles to buy.

We are very excited and pleased to announce that our market test has been very successfully received by the public.



Type of fitness clothing purchased by age in percents, July 2014
Fitness shorts (loose)
Performance T-shirt (eg ...
Tank top
Bike shorts or similar (tight)
Male, 18-34
Male, 35-54
Male, 55+



Important attributes in fitness clothing for males in percent, July 2014
Comfortable
Durable/sturdy /long-lasting
Functional/per formance wear
Multipurpose (ability to w...
Cross-function al (ability to...
Moisture-wicki ng
Bright/colorful
Male

Source: Mintel

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SkyMall

Started Advertising in Skymall

Between 2010 and 2015, Insta Slim was a Top-5 Selling Product on Skymall.

2010

AS SEEN ON TV

As Seen on TV Launch

Since launching, Insta Slim has been renewed in As Seen on TV. It is renewed through 2018.

2013

2013

FINGERHUT Now You Can!

Signed with Major Catalogs

Including SEARS, Fingerhut, Dr. Leonard's and Johnson Smith

2014

2014

2015



Ranked in Top 50 of Response Ads

For 247 consecutive weeks, Insta Slim was ranked in the Top 50 of Jordan Whitney's response ads.

2017

Spring 2017



IS Pro Subscription Service Launch

Insta Slim intends to launch a wardrobe service that provides stylish products on a consistent basis.

Fall 2017

Fall 2017



IS Pro Tactical Expansion

Through advertising, Insta Slim intends to expand its base of IS Pro Tactical consumers.

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Sold in Walmart for the First Time

After testing in 900 stores, Insta Slim was ordered to be carried in all Walmart stores nationwide.



MEN'S FITNESS
LOSE YOUR GUT!
BIG ARMS FAST
73
ABS

Press Releases

Insta Slim is featured in Men's Health, Men's Fitness, and Esquire.



THE AS SEEN ON TV STORE

As Seen on TV STORE Launch

Since launching in initial stores, Insta Slim increased to over 30 wholesale accounts.

Launch on StartEngine



IS Pro Styling

The company intends to add new products and optimize styles across the IS Pro sub-brand.

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In the Press



MEN'S FITNESS
LOSE YOUR GUT!
BIG ARMS FAST
DRESS FOR MORE SEX
BUILD A BIG CHEST NOW!
MAX YOUR LIFE GOALS
3 EASIEST EXERCISES FOR HARD ABS
73 LOOK-GREAT SECRETS
TURN FAT INTO MUSCLE



Esquire
Sexiest Woman Alive



MEN'S JOURNAL
The Restless Solitude of



MEN'S FITNESS
BACK IN SHAPE!
SECRET SEX SPOT
FAST ABS
2-MINUTE MUSCLE MEALS

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Meet the Founders



Eemaan Jalili

CEO and Director

Eemaan Jalili, has served as our president and a director



Houshang Jalili

Secretary, CFO and Director

Houshang Jalili, has served as Secretary, CFO and a



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Monir Jalili

Director

Monir Jalili, has served as a director for us since

since April, 2010. Mr. Jalili has a law degree from U.C. Hasting school of law, has passed his CPA exams and is working on his certification to get his CPA license. Mr. Jalili is fluent in English, Spanish, and Japanese and speaks French and Farsi (Persian). Mr. Jalili worked in the family business, Carabella Corporation, from 2002 to 2006, when the company was sold. Carabella was a women's contemporary catalog company, engaged in garment manufacturing, wholesale, retail, and direct response sales. Mr. Jalili served as the general manager of Clarabella.

director since April 2010. Mr. Jalili has a Bachelors degree from CSULA in electrical engineering and a Masters degree from WCU in management. Mr. Jalili opened his first boutique store, Incognito, in Encino, California, 45 years ago. Within 2 years, he expanded Incognito to 3 stores and sold the stores 3 years later. Mr. Jalili then started Worldwide Sportswear, a manufacturer and wholesaler of women's swimwear. In 1983, Mr. Jalili started Carabella Corporation, building it into a $30 million company. In 2005, he acquired A.B. Lambdin, a competitive women's catalog company. Mr. Jalili served as Chief Executive Officer of Carabella from 1983 to 2006, which he sold in August 2006.

February 2017. Mrs. Jalili has been a major contributor to the fashion industry since 1985. Together with Houshang Jalili, she operated Carabella Corporation. She and Houshang Jalili purchased A.B. Lambdin, a missy catalog company in 2005, which together with Carabella, was sold in 2006. In 2007, she started the LaMonir Collection, which she sold in 2010. Between 2013 and the present, Mrs. Jalili has served as Chief Executive Officer and a director of InstantFigure, Inc., a company dedicated to address women's desire to look slim, fit and in shape and project confidence, while looking sexy.

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Offering Summary

We are offing up to 571,428 shares of Common Stock for a purhcase price of $1.75 per share. The minimum purchase is 300 shares ($525.00).

This Offering is being conducted on a best efforts basis and the Company must reach its target offering amount of $25,000 by October 1, 2017. If the Company does not raise its target offering amount by October 1, 2017, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the target amount up to $999,999 on a first come, first served basis. If the Company reaches its target offering amount prior to October 1, 2017, the Company may conduct the first of multiple closings, provided that investors who have committed funds will be provided notice five business days prior to the close.

For 18 months following the date an investor's subscription is accepted by the Company, such investor shall receive a discount on products they purchase by email or telephone directly from us, equal to 50% off of the Manufacturer's Suggested Retail Price. The total discount for any investor for all purchases, shall not exceed ten times the amount invested by such investor.

Irregular Use of Proceeds

We may incur Irregular Uses of Proceeds which may include but are not limited to the following: vendor fees and salaries and/or expenses paid to the Company's directors or officers or their friends or family, any "Administration Expenses" that are not strictly for administrative purposes, any "Travel and Entertainment" expenses, and any repayment of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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